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                        [LETTERHEAD OF BAKER & McKENZIE]



February 21, 1997


Overland Data, Inc.
8975 Balboa Avenue
San Diego, California  92123-1599

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-8 to be filed by you with the Securities and Exchange Commission on or about February 21, 1997, in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 2,000,000 shares of the Company's Common Stock (the "Shares")
(i) reserved for issuance under the Company's 1995 Stock Option Plan (the "1995 Plan") and 1996 Employee Stock Purchase Plan (the "1996 Plan") and (ii) pursuant to options granted under the Company's 1993-A Stock Option Plan, 1993 Stock Option Plan, 1992-A Non-Qualified Stock Option Plan, 1991 Non-Qualified Stock Option Plan, 1987 Non-Qualfied Stock Option Plan and Scott McClendon Non-Qualified Stock Option Agreement (together with the 1995 Plan and the 1996 Plan, hereinafter referred to collectively as the "ODI Plans").

As your legal counsel, we have examined the Company's Articles of Incorporation and By-laws, the written ODI Plans, records of corporate proceedings with respect to the ODI Plans and such documents as we have deemed necessary in connection with the issuance of the Shares.

Based upon the foregoing examinations and upon applicable laws, we are of the opinion that upon the receipt by the Company of full payment for the Shares in accordance with the terms and conditions of the ODI Plans, the Shares, when offered and sold in the manner provided for in the Registration Statement, will be legally issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to said Registration Statement and further consent to the use of our name wherever appearing in said Registration Statement and amendments thereto.

Very truly yours,

BAKER & McKENZIE

/s/ BAKER & McKENZIE